

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2011

<u>Via E-mail</u>
Mr. Peter Oppenheimer
Senior Vice President and Chief Financial Officer
Apple, Inc.
1 Infinite Loop
Cupertino, California 95014

  Re: Apple, Inc.
    Form 10-Q for the Quarter Ended March 26, 2011
    Filed April 21, 2011
    File No. 000-10030

Dear Mr. Oppenheimer:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information of the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Kathleen Collins

        Kathleen Collins
        Accounting Branch Chief